Exhibit 99.1

ASX, Nasdaq and Media Release

15 July 2024

Opthea Announces Results of the A$55.9m (US$36.9m1) Retail Entitlement Offer

New Shares under the Retail Entitlement Offer and New Options under the Placement and Entitlement Offer expected to commence normal trading on Thursday, 18 July 2024

Retail Entitlement Offer follows successful Institutional Entitlement Offer and institutional Placement raising approximately A$171.5m (US$113.2m1)

Completion of Retail Entitlement Offer represents final stage of Opthea’s approximately A$227.3m (US$150.0m1) capital raising

Melbourne, Australia, and Princeton NJ, July 15, 2024 – Opthea Limited (ASX/NASDAQ: OPT, Opthea, the Company), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announces the successful completion of the fully underwritten retail component (Retail Entitlement Offer) of its 1 for 1.22 pro-rata accelerated non-renounceable entitlement offer (Entitlement Offer) of new fully paid ordinary shares in Opthea (New Shares) which opened on Wednesday, 19 June 2024.

1.
Retail Entitlement Offer

The Retail Entitlement Offer closed at 5:00pm Melbourne time on Wednesday, 10 July 2024, raising approximately A$55.9 million (US$36.9 million1). Eligible retail shareholders took up approximately 18.3 million New Shares, representing a total take-up rate of approximately 13.1%.

Shortfall New Shares under the Retail Entitlement Offer will be subscribed for by the underwriter to the Retail Entitlement Offer, MST Financial Services Limited, or sub-underwriters, in accordance with the arrangements described in the Prospectus lodged with ASX on Wednesday, 12 June 2024.

Completion of the Retail Entitlement Offer represents the final stage of Opthea’s approximately A$227.3m (US$150.0m1) capital raising. The institutional placement (Placement) and institutional component of the Entitlement Offer (Institutional Entitlement Offer) was successfully completed on Friday, 14 June 2024, raising gross proceeds of approximately A$171.5million (US$113.2million1).

The New Shares to be issued under the Retail Entitlement Offer will rank equally with existing Opthea fully paid ordinary shares in all respects from their date of issue. The New Shares under the Retail Entitlement Offer are expected to be issued on Wednesday, 17 July 2024 and commence normal trading on Thursday, 18 July 2024.

2.
New Options

Participants in the Placement and Entitlement Offer were also offered one (1) option, each exercisable at A$1.00 per option and expiring at 5:00pm (Melbourne time) on 30 June 2026 (New Options), for every three (3) New Shares subscribed under the Placement and Entitlement Offer.

A total of approximately 189.4 million New Options will be issued in connection with the Placement and the Entitlement Offer.

The New Options are expected to be issued on Wednesday, 17 July 2024 and commence normal trading on Thursday, 18 July 2024.

Timetable

The timetable below is indicative only and subject to change. The Company reserves the right to alter the dates below in its full discretion and without prior notice, subject to the ASX Listing Rules and the Corporations Act.

Item	Date
Settlement of New Shares under the Retail Entitlement Offer and any shortfall under the Retail Entitlement Offer	Tuesday, 16 July 2024
Allotment and issue of New Shares and New Options under the Retail Entitlement Offer, and New Options issued under the Institutional Entitlement Offer and Placement	Wednesday, 17 July 2024
Trading commences on a normal basis for New Shares issued under the Retail Entitlement Offer and New Options under the Entitlement Offer and Placement	Thursday, 18 July 2024
Despatch of holding statements for New Shares issued under the Retail Entitlement Offer and New Options under the Entitlement Offer and Placement	Friday, 19 July 2024

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents. To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Inherent Risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology.

Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises.

Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-Looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding rapidly advancing the registrational program for sozinibercept in wet AMD, expectations regarding the pivotal growth phase of Opthea, the ability of sozinibercept to enhance vision outcomes for patients worldwide, Opthea’s expected cash runway, the expected timing for topline data readout, and the expected use of proceeds. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, the issuance of the New Shares under the Retail Entitlement Offer, Opthea’s ability to continue as a going concern, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept’s safety, tolerability and therapeutic efficacy, additional analysis of data from Opthea’s Phase 3 clinical trials, clinical research organization, contract manufacturer; Biologics License Application preparation, corporate and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on September 28, 2023, Opthea’s 2024 Half Year Report included as an exhibit to the Form 6-K filed with the SEC on February 29, 2024, and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Not An Offer

This ASX announcement is not a disclosure document and should not be considered as investment advice. The information contained in this ASX announcement is for information purposes only and should not be considered an offer or an invitation to acquire Company securities or any other financial products and does not and will not form part of any contract for the acquisition of New Shares.

In particular, this ASX announcement does not constitute an offer to sell, or a solicitation of any offer to buy, any securities in the United States or any other jurisdiction in which such an offer would be illegal or impermissible. The securities to be offered and sold in the Placement and Entitlement Offer have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the U.S. Securities Act), or the securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States. Accordingly, the securities to be offered and sold in the Placement and Entitlement Offer may only be offered and sold outside the United States in “offshore transactions” (as defined in Rule 902(h) under Regulation S of the U.S. Securities Act (Regulation S)) in reliance on Regulation S, unless they are offered and sold in a transaction registered under, or exempt from, or in a transaction not subject to, the registration requirements of, the U.S. Securities Act and applicable U.S. state securities laws.

Authorized for release to ASX by Fred Guerard, PharmD, CEO, Opthea

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited